Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion  in this Annual Report on Form 40-F for the year ended August 31, 2023 of Platinum Group Metals Ltd. of our report dated November 21, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333- 265633) of Platinum Group Metals Ltd. of our report dated November 21, 2023 referred to above.

We also consent to reference to us under the heading "Interests of Experts" which appears in the Annual Information Form included in Exhibit 99.1 in such Annual Report, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Vancouver, Canada
November 21, 2023